

Roberto Jones Arakelian

Co Owner at IMASS (Insurance Mass Solutions Group)

Cuajimalpa de Morelos, Mexico City, Mexico · **Contact info**

479 connections



IMASS (Insurance Mass Solutions Group)

Instituto Tecnológico Autónomo de México

Experience



Co Owner
IMASS (Insurance Mass Solutions Group)
Dec 2014 – Present · 6 yrs 11 mos
Mexico City Area, Mexico

Co-Owner
Resultics
Jan 2007 – Jan 2019 · 12 yrs 1 mo



Owner
Goodnews
Jan 2005 – Jan 2007 · 2 yrs 1 mo

Education



Instituto Tecnológico Autónomo de México
Administracion
1984 – 1992